Filed by Lumentum Holdings Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lumentum Holdings Inc.

Commission File No.: 001-36861

The following communications were made available externally via social media by Lumentum Holdings Inc. (“Lumentum”) on November 9, 2026 in relation to an interview with Michael Hurlston, Chief Executive Officer of Lumentum, on November 6, 2026.

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Lumentum fLUMfNTu 94,901 followers 6m•® New data centers aren’t the only growth driver for optical connectivity. For Lumentum. existing data centers will represent our main opportunity in the years ahead. In a recent CNBC •Power Lunch• interview, Lumentum CEO Michael Hurlston explained why the transition from electrical to optical technology is steering Lumentum’s long-term growth, creating opportunities beyond new data center construction. Featured clip: https://cnb.cx/4BVSsdR Related news: https://bit.ly/4ASksno 6 Like 0 Comment <;J Repost <;/Send lumentum @Lumentum • 1m r.1 ... In a recent interview, CEO Michael Hurlston explained why the transition from electrical to optical technology is steering Lumentum’s long-term growth, creating opportunities beyond new data center construction. CNBC: cnb.cx/4BV5sdR Related news: bit.ly/4A5ksno

New data centers aren’t the only growth driver for optical connectivity. For Lumentum, existing data centers will represent our main opportunity in the years ahead. In a recent CNBC “Power Lunch” interview, Lumentum CEO Michael Hurlston explained why the transition from electrical to optical technology is steering Lumentum’s long-term growth, creating opportunities beyond new data center construction. Featured clip: https://cnb.cx/4BVSsdR Related news: https://bit.ly/4A5ksno See less

The following is a transcript of an interview with Michael Hurlston, Chief Executive Officer of Lumentum, on November 6, 2026.

Transcript of Michael Hurlston on CNBC Power Lunch

Kelly Evans: Meanwhile, Lumentum is caught in a sharp repricing of the AI buildout. The shares are down nearly 40% this week. Tough – one of the worst performers in the S&P, as election-driven concerns about data center construction collide with Marvell’s all-stock acquisition offer. CEO Michael Hurlston joins us to address the sell-off, the deal, and the outlook for the business.

Michael, we have checked in with you at various points throughout a very tumultuous year. First of all, I haven’t spoken with you since the deal was first announced, so there’s that, just, shock factor to still absorb. This is one of Marvell’s biggest acquisitions ever. You guys were clearly sitting in the catbird seat. Then all this gets announced, the share reaction on that day is a little wobbly, and now this quasi-implosion of the AI trade. I’d love to know your thoughts about it.

Michael Hurlston: Look, Kelly, it’s great to speak to you, as always. I always enjoy our interactions, and this is a tougher one. So, we’ve – in the middle of announcing this deal with Marvell, which we’re still super happy about, I think the long-term outlook for the combined companies is excellent – the timing was bad. So we’re in the worst sell-off we’ve seen in recent memory around the AI trade, as you’ve been reporting all over and over again. One thing I would say, and you had a comment up from the CEO of IREN, I would second that: there’s a massive disconnect between what we’re seeing in our demand book and what the markets are showing. Our demand couldn’t be stronger, and yet we are seeing this massive, massive sell-off.

Kelly Evans: Right, and the deal is an all-stock deal, which makes this extra tricky. If it were a cash deal, or somehow debt financed, you wouldn’t necessarily be in this downward spiral. But four and a half shares is what the deal involves, is what your shareholders will receive in turn for every one Lumentum share. And Marvell, has been sliding. So you’re still trading at somewhat of a discount, this could be a complex deal to close because of regulatory holdups in China and elsewhere, it could take 12 to 18 months, but are you still confident that Marvell is the right buyer for the company? I hate to ask it quite this way, but does the reaction in the markets give you pause at all about that?

Michael Hurlston: Look, we’re obviously not happy about the reaction, but I’d say a couple of things in reaction to your question. First, we really like Marvell. We think they’ve got a lot of upside from where they are, and that’s part of the reason we took all stock. If we had said we weren’t confident in their numbers and their outlook – and obviously as part of the diligence process, we got to look at their books and understood their design wins – it’s impressive. I think they’re on an excellent trajectory, and our board of directors never considered anything but taking all stock. We recognize there are going to be challenges in regulatory, to the second part of your question. It’s going to be a bumpy one, but we’re also optimistic we get through. We’ve had a track record between myself – I sold a company previously in a very tough regulatory environment, and we got that one through – and Matt Murphy, the CEO of Marvell, has had a great track record getting things done well ahead of predicted timelines. So, we think we’re going to get it through. It’s going to be the biggest challenge, I think, from here to there.

Kelly Evans: Yeah, and there are big breakup fees on either side. I think theirs is almost $6 billion if they walk away, and yours is almost $3 billion if you do. So, that sort of thing. So, it’s almost like you’re incentivizing each other, tying each other to the mast here, to get this across the finish line. And you mentioned you got to look at their books and have a sense for their upside, and that’s why you wanted the structure of this deal. Four and a half shares, not a cash, not a sort of like a steadier financing deal. Does the election results Tuesday, you think – and I understand what you’re saying, that you’re seeing strong business right now – does it risk, put at risk, the buildout? Your company, you guys make – it’s like if you thought copper-fiber was impressive, Lumentum, light, you’re the next level, optical is the next level on top of that. This is all the technology that’s wanted for these data centers being constructed. Is there any sense or risk that there might be a slowdown, that even the second derivative might be slowing down?

Michael Hurlston: Yeah, a couple of things. First, our business is largely predicated on that shift you mentioned from electrical to optical, and that’s really the growth driver that sustains us and, to a large extent, Marvell through ‘27, ‘28, and ‘29. We’ve been very dependent and tied to the data center buildout up until this point, but as we look forward, we are less dependent on that than perhaps other companies. Yes, we definitely want data center builds to continue, but our main growth driver is more about that shift from electrical to optical, and that can take place in existing data centers. So while we understand all the noise, and by the way we don’t see any issues, we might not see issues but certainly given our place in the market we’d think that there’d be a slowdown on our backlog. We’re not seeing that. But again, our biggest driver is the shift from electrical to optical, and that seems to be going full steam ahead.

Dom Chu: Hey, Michael, it’s Dom. I wonder, in an environment like this, you’ve already done countless scenario analyses about this deal and what it could mean. You have to do now countless more scenario analyses based on the outcome of the elections, anticipated timelines, hypothetical regulatory constraints. What is the conversation between you and, say, a Marvell together, hypothetically you guys are coming together, what’s the conversation like between you and data center developers and operators, about what kind of timeline you are now dealing with? We know the money is going to be spent, but there were assumptions about how quickly it would be spent, and now those assumptions are going out further in time. What’s that conversation like?

Michael Hurlston: Yeah, Dom. Look, I think, as I said a second ago, the data center buildout is less a driver for our business and for Marvell’s. We’re much more predicated on the technology shift within it. That being said, of course, we’re sitting here running scenarios, as I’m sure Marvell is, trying to look at how we recover some of the lost shareholder value. That’s super important to us. Both companies have done an incredible job over the last couple of years building shareholder value, and our goal is to get that back as quickly as we can. I think our numbers were super strong. One of the things that got lost in this whole deal was the numbers that we reported. We showed nearly 20% sequential growth on the quarter, incredible margin expansion in both gross margin and operating margin. And our expectation is that Marvell is going to have some good numbers to report in about a month, and hopefully that doesn’t get lost in the backwash of the deal and the downturn we’ve seen in the markets in the last week.

Kelly Evans: Well, Michael, we really appreciate you joining us at a time like this, especially so. The comments have all the more significance than if you were to join us when the dust settles, so to speak. So thank you for making the time.

Michael Hurlston: Kelly, thanks for having me on. Always great to see you in studio.

***

Additional Information About the Transaction and Where to Find It

This communication relates to a proposed transaction between Marvell Technology Inc. (“Marvell”) and Lumentum (the “Transaction”). In connection with the Transaction, Marvell intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a joint proxy statement for Marvell’s and Lumentum’s respective stockholders and that will also constitute a prospectus with respect to the shares of Marvell’s common stock to be issued in the Transaction (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Marvell and Lumentum after the Form S-4 is declared effective by the SEC. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MARVELL, LUMENTUM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and Joint Proxy Statement/Prospectus and other documents containing important information about Marvell, Lumentum and the Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Marvell will be available online free of charge on Marvell’s website at https://investor.marvell.com or by contacting Marvell’s Investor Relations department at ir@marvell.com. Copies of the documents filed with the SEC by Lumentum will be available online free of charge on Lumentum’s website at https://investor.lumentum.com or by contacting Lumentum’s Investor Relations department at investor.relations@lumentum.com.

Participants in the Merger Solicitation

Marvell, Lumentum and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about the directors and executive officers of Marvell, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Marvell’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on May 13, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000110465926060253/tm261486-1_def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers of the Company”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation” and “Certain Relationships and Related Party Transactions” and Marvell’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, which was filed with the SEC on March 11, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000183563226000011/mrvl-20260131.htm, under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”. To the extent holdings of Marvell’s securities by its directors or executive officers have changed since the amounts set forth in Marvell’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=0001835632&owner=exclude. Information about the directors and executive officers of Lumentum, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Lumentum’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on October 6, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000130817926000420/lite2026-def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers”, “Compensation Discussion and Analysis”, “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions”. To the extent holdings of Lumentum’s securities by its directors or executive officers have changed since the amounts set forth in Lumentum’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=0001633978&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when such materials become available. You may obtain free copies of these documents using the sources indicated above.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,“expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the Transaction and the outlook for Marvell’s and Lumentum’s results of operations and financial condition, including potential synergies following the Transaction. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and inancial condition of the companies or the price of Marvell or Lumentum stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition and risks related to the semiconductor and optical networking industries generally; ongoing changes in the semiconductor and optical networking industries, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; risks related to the Transaction, including the effect of the announcement of the Transaction on the ability of Marvell or Lumentum to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Marvell or Lumentum do business, or on Marvell’s or Lumentum’s operating results and business generally; risks that the Transaction disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the Transaction; the outcome of any legal proceedings related to the Transaction; the anticipated tax treatment of the transaction; the possible diversion of management’s time and attention from ongoing business operations and opportunities; the ability of the parties to consummate the Transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the Transaction, including the ability to secure stockholder and regulatory approvals on the terms expected, at all or in a timely manner; the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; the ability to successfully integrate Marvell’s and Lumentum’s operations and business on a timely basis or otherwise; Marvell’s ability to implement the combined company’s plans, forecasts and other expectations with respect to its business after the completion of the Transaction and realize expected synergies and other benefits of the Transaction within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the Transaction; the cash needs and availability of financing for Marvell and Lumentum in connection with, or following the completion of, the Transaction; fluctuations in the prices of Marvell or Lumentum stock; and potential business disruptions following the Transaction. These risks, as well as other risks related to the Transaction, will be included in the registration statement on Form S-4 and Joint Proxy Statement/Prospectus that will be filed with the SEC in connection with the Transaction. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Marvell’s and Lumentum’s respective periodic reports and other filings with the SEC, including the risk factors identified in Marvell’s and Lumentum’s most recent Quarterly Reports on Form 10-Q, Marvell’s most recent Annual Report on Form 10-K, which is available online at https://www.sec.gov/Archives/edgar/data/1835632/000183563226000011/mrvl-20260131.htm and Lumentum’s most recent Annual Report on Form 10-K. which is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000162828026057358/lite-20260627.htm, under the headings “Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online free of charge on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof and are based on the current beliefs of Marvell and Lumentum as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Marvell nor Lumentum undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law. The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.